Exhibit 99.3

Wi-LAN Inc.

2012 Audited Consolidated

Financial Results

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of Wi-LAN Inc., which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc., as at December 31, 2012 and 2011 and its results of operations and cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

Chartered Accountants, Licensed Public Accountants

March 7, 2013

Ottawa, Ontario

2012 Financial Results	2

Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011

Revenue
Royalties	$87,960	$104,813
Brokerage	—	996

Total Revenue	$87,960	$105,809

Operating expenses
Cost of revenue	55,503	72,467
Research and development	8,887	7,792
Marketing, general and administration	12,858	20,294
Realized foreign exchange (gain) loss	22	(1,958)
Unrealized foreign exchange (gain) loss	(5,213)	2,997
Transaction costs	—	3,044
Restructuring charges (Note 14)	418	—

Total operating expenses	72,475	104,636

Earnings from operations	15,485	1,173
Investment income	1,277	5,654
Interest expense	(1,247)	(4,218)
Debenture financing, net (Note 9)	(31,138)	20,747

Earnings (loss) before income taxes	(15,623)	23,356

Provision for (recovery of) income tax expense (Note 3)
Current	3,480	3,275
Deferred	(4,583)	(11,716)

	(1,103)	(8,441)

Net earnings (loss)	(14,520)	31,797

Other comprehensive income
Cumulative translation adjustment	—	(9,830)

Comprehensive income (loss)	$(14,520)	$21,967

Earnings (loss) per share (Note 11(g))
Basic	$(0.12)	$0.26
Diluted	$(0.12)	$0.25

Weighted average number of common shares
Basic	121,451,967	122,741,326
Diluted	121,451,967	124,999,644

See accompanying notes to consolidated financial statements

2012 Financial Results	3

Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$175,246	$432,186
Short-term investments	1,617	1,524
Accounts receivable (Note 12)	1,139	2,153
Prepaid expenses and deposits	314	290
Deferred financing costs	—	1,716

	178,316	437,869

Loan receivable (Note 4)	911	—
Furniture and equipment, net (Note 5)	1,272	1,769
Patents and other intangibles, net (Note 6)	116,846	118,645
Deferred tax asset (Note 3)	20,817	18,086
Goodwill	12,623	12,623

	$330,785	$588,992

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$22,406	$22,169
Due to related party (Note 10)	—	7,102
Current portion of patent finance obligation (Note 8)	2,547	2,458
Deferred tax liability (Note 3)	—	1,851
Debentures (Note 9)	—	203,855

	24,953	237,435

Patent finance obligation (Note 8)	2,670	5,189
Success fee obligation (Note 10)	10,900	15,212

	38,523	257,836

Commitments and contingencies (Note 13)

Shareholders’ equity
Capital stock (Note 11(c))	431,067	436,606
Additional paid-in capital (Note 11(d))	11,074	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(166,104)	(135,736)

	292,262	331,156

	$330,785	$588,992

See accompanying notes to the consolidated financial statements

On behalf of the Board:

Richard Shorkey	William Jenkins
Director	Director

2012 Financial Results	4

Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$(14,520)	$31,797
Non-cash items
Stock-based compensation	3,894	4,228
Depreciation and amortization	25,693	22,785
Extinguishment of conversion feature	—	(66,679)
Foreign exchange loss	7,910	5,796
Deferred financing costs	1,746	4,195
Accretion of debt discount	25,175	41,737
Discount on loan receivable	121	—
Disposal of patents	—	704
Deferred income tax recovery	(4,583)	(11,716)
Accrued interest (income) expense	(32)	4,218
Long term portion of success fee	—	15,212

	45,404	52,277

Change in non-cash working capital balances
Accounts receivable	1,014	85
Prepaid expenses and deposits	(475)	(77)
Payments associated with success fee obligation	(12,685)	—
Accounts payable and accrued liabilities	7,831	15,785
Due to related party	(7,102)	—

Cash generated from operations	33,987	68,070

Financing
Proceeds on sale of common shares, net	—	71,992
Dividends paid	(14,617)	(10,668)
Proceeds from issuance (repayment) of convertible debentures	(233,247)	226,749
Debentures repurchased under normal course issuer bid	—	(1,535)
Common shares repurchased under normal course issuer bid	(15,729)	(2,871)
Common shares issued for cash on the exercise of options	3,078	6,086
Common shares issued for cash from Employee Share Purchase Plan	231	182

Cash (used in) generated from financing	(260,284)	289,935

Investing
Sale (purchase) of short-term investments	(93)	25,473
Loan receivable	(1,000)	—
Purchase of furniture and equipment	(403)	(1,907)
Purchase of patents and other intangibles	(25,425)	(19,753)

Cash (used in) generated from investing	(26,921)	3,813

Foreign exchange gain (loss) on cash held in foreign currency	(3,722)	(12,268)

Net cash and cash equivalents (used in) generated in the period	(256,940)	349,550
Cash and cash equivalents, beginning of period	432,186	82,636

Cash and cash equivalents, end of period	$175,246	$432,186

See accompanying notes to consolidated financial statements

2012 Financial Results	5

Wi-LAN Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands of United States dollars)

	Capital Stock	Additional Paid- in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance – December 31, 2010	$355,709	$13,786	$26,055	$(155,137)	$240,413

Comprehensive earnings:
Net earnings	—	—	—	31,797	31,797
Net impact of change in functional currency on non monetary items	—	—	(9,830)	—	(9,830)
Shares issued:
Stock-based compensation expense (Note 11 (d))	—	4,228	—	—	4,228
Exercise of stock options (Note 11(c))	9,181	(3,095)	—	—	6,086
Sale of shares under Employee Share Purchase Plan (Note 11(c))	182	—	—	—	182
January 2011 Short Form Prospectus, net of issuance costs (Note 11(c))	71,992	—	—	—	71,992
Tax benefit related to share issuance costs	1,410	—	—	—	1,410
Expense related to RSUs issued on surrender of options	—	145	—	—	145
Shares repurchased under normal course issuer bid(Note 11(c))	(1,868)	(1,003)	—	—	(2,871)
Dividends declared (Note 11(c))	—	—	—	(12,396)	(12,396)

Balance – December 31, 2011	436,606	14,061	16,225	(135,736)	331,156

Comprehensive loss:
Net loss	—	—	—	(14,520)	(14,520)
Shares issued:
Stock-based compensation expense (Note 11(d))	—	3,894	—	—	3,894
Exercise of stock options (Note 11(c))	4,592	(1,514)	—	—	3,078
Sale of shares under Employee Share Purchase Plan (Note 11(c))	231	—	—	—	231
Shares repurchased under normal course issuer bid (Note 11(c))	(10,362)	(5,367)	—	—	(15,729)
Dividends declared (Note 11(c))	—	—	—	(15,848)	(15,848)

Balance – December 31, 2012	$431,067	$11,074	$16,225	$(166,104)	$292,262

See accompanying notes to the consolidated financial statements

2011 Financial Results	6

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements of WiLAN include the accounts of WiLAN and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

Effective January 1, 2011, the Company determined that its functional currency had changed from the Canadian dollar to the U.S. dollar. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency. The change in functional currency on January 1, 2011, resulted in a reduction in the net book value of the Company’s non-current assets of $12,940 (net of the deferred tax impact of $3,110) which has been applied to the Company’s Cumulative Translation Adjustment within Accumulated Other Comprehensive Income.

Litigation expense, which had previously been classified as marketing, general and administration, is now classified as cost of revenue and the prior year comparatives have been adjusted accordingly to conform to the current year’s presentation.

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenue consists principally of royalty revenue from licensing its own patent portfolio and brokerage revenue. The Company also generates royalty revenue from licensing patent portfolios on behalf of third-party patent holders. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured. The Company defers recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require the Company to make judgments, assumptions and estimates based upon current information and historical experience.

The Company’s royalty revenues consist of fixed fee and running royalty payments. Royalties from fixed fee royalty arrangements may consist of one or more installments of cash or in-kind property, such as patents. Royalties from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns royalties at the time the licensees’ sales occur. The licensees are obligated to provide the Company with

2012 Financial Results	7

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. The Company recognizes revenue from these arrangements as amounts become due and collection is reasonably assured.

As part of the licensing agreements with third parties, the Company is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the period which the aforementioned revenue criteria is met and the amounts become reimbursable.

The Company’s brokerage revenue consists of the sale of patents from within its portfolio and recognizes revenue when it is earned. The Company considers brokerage revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the agreement, including delivery and acceptance and collection is reasonably assured.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Stock-based Compensation

The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to additional paid-in capital in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to additional paid-in capital related to the options exercised.

Deferred Stock Units (“DSUs”)

The Company has a DSU plan for certain employees and directors. The DSUs vest immediately and the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Restricted Share Units (“RSUs”)

The Company has a RSU plan for certain employees and directors. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

Cost of Revenue

Costs incurred in cost of revenue, which includes patent licensing expenses, royalty obligations, cost of patents sold through brokerage activities, staff costs (including stock-based compensation) and other costs incurred in conducting license negotiations as well as litigation and amortization expense related to acquired patents, are expensed as incurred.

2012 Financial Results	8

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Research and Development (“R&D”)

Costs incurred in R&D, which include engineering expenses, such as staff costs (including stock-based compensation) and certain external consultants related to the development efforts, as well as, the expenses related to the management of the patent portfolio, are expensed as incurred.

Marketing, General, and Administration (“MG&A”)

Costs incurred in MG&A, represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company, are expensed as incurred.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings/loss per share is computed using the treasury stock method.

Foreign Currency Translation

The Company’s functional currency is U.S. dollars; monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.

The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be designated as “held for trading” on the balance sheet and fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in net earnings/loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with maturities of three months or less at the date of the investment.

Short-term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise GICs with maturities of one year or less at the date of investment and their carrying value approximates their fair value.

Loan Receivable

Loan receivable is accounted for at amortized cost using the effective interest rate method.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and equipment	5 years

2012 Financial Results	9

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Patents and Other Intangibles

Patents and other intangibles are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. The need for impairment is assessed by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Business Segment Information

The Company has one operating segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to the location in which the license originated. All licenses are issued in Canada and therefore all revenues are attributed to Canada.

Adoption of accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04 (Topic 820) to amend fair value measurement and disclosure requirements to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The Company adopted this guidance in the first quarter of 2012 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 (Topic 350) to amend the test for goodwill impairment and permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this guidance in the first quarter of 2012 and the adoption did not have a material impact on the Company’s consolidated financial statements.

2012 Financial Results	10

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

3.	TAXES

The reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the consolidated statements of operations is as follows:

	2,012	2,011
Earnings (loss) before income taxes	$(15,623)	$23,356
Expected income tax expense (recovery) at Canadian statutory income tax rate of 26.5% (2011 – 28.25%)	(4,141)	6,598
Permanent differences	1,040	811
Effect of change in future expected tax rates	(1,199)	(1,287)
Effect of change to U.S. GAAP and functional currency	—	(4,685)
Reversal of previously recognized foreign tax credits	(84)	—
Foreign withholding taxes paid	129	264
Increase (decrease) in valuation allowance	3,152	(10,142)

Provision for income tax (recovery) expense	$(1,103)	$(8,441)

During the years ended December 31, 2012 and 2011, the reported income before income taxes includes foreign losses of $2,907 and $2,370, respectively.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2012	2011
Tax loss carryforwards	$20,481	$15,102
Scientific research and experimental development (“SR&ED”) carryforwards	5,352	4,959
Harmonization asset	677	617
Share issue costs	831	1,913
Investment tax credits	4,564	4,648
Accounts payable and accrued liabilities	4,759	8,986
Difference between tax and book value of debentures	—	(6,308)
Difference between tax and book value of capital and intangible assets	(8,252)	(9,208)
Difference between tax and book value of loan receivable	31	—

Total future income tax asset	28,443	20,709
Valuation allowance	(7,626)	(4,474)

Net future income tax asset	$20,817	$16,235

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the future income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $4,638 in Canada and $2,988 in the U.S.

As at December 31, 2012, the Company had unused non-capital tax losses of approximately $54,821 (2011 – $42,706) and SR&ED expenditure pool totaling $20,198 (2011 – $19,606) that are due to expire as follows:

2012 Financial Results	11

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	SR&ED Expenditure Pool	Tax Losses
2025	$—	$11,882
2026	—	444
2027	—	91
2028	—	—
2029	—	3,877
2030	—	30,145
2031	—	988
2032	—	7,394
Indefinite	20,198	—

	$20,198	$54,821

The Company also has investment tax credits of $6,159, that expire in various amounts from 2017 to 2032, and $22,068 of capital losses carried forward with no expiry date. Investment tax credits, which are earned as a result of qualifying SR&ED expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

In addition, the Company has approximately $7,970 of net operating loss carry forwards available for U.S. income tax purposes to reduce taxable income of future years that expire in various amounts from 2021 to 2031.

A reconciliation of the beginning and ending amounts of uncertain income tax benefits for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011

Balance at January 1	$—	$—
Tax postions related to current year:
Additions	—	—
Reductions	—	—
Tax postions related to prior years:
Additions	—	—
Reductions	—	—

Balance at December 31	$—	$—

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax provision. At December 31, 2012 and 2011, there were no interest or penalties included in the income tax provision.

The Company files Canadian and U.S. federal and state income tax returns. The Company is subject to examination by the tax authorities for the tax years ended 2008 through 2011.

4.	LOAN RECEIVABLE

On October 19, 2012 (the “Closing Date”), the Company advanced a term loan facility in the amount of $1,000 to Montebello Technologies LLC (the “Borrower”). The loan bears interest at 15% per annum, compounded annually and a

2012 Financial Results	12

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

maturity date of October 18, 2017 at which time the outstanding principal and accrued interest is to be fully repaid. The term loan facility is collateralized by a general security agreement.

In accordance with the terms and conditions of the loan agreement the use of the funds is solely and exclusively for the purchase and monetization of patents and for the period commencing on the Closing Date to and including the tenth anniversary of the Closing Date, the Company will be entitled to receive (a) 15% of the first $10 million in gross revenue and (b) 10% of all gross revenue over the first $10 million realized by the Borrower from any patents acquired utilizing the term loan facility.

To estimate the fair value, the Company considered the estimated future cash flow projections using an effective interest rate of 18%.

As at December 31, 2012, the carrying value of the term loan facility is as follows:

	As at December 31, 2012	As at December 31, 2011
15% Term loan facility	$1,000	$—
Unamortized discount	(119)	—
Accrued interest	30	—

Net carrying amount	$911	$—

5.	FURNITURE AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2012
Leasehold improvements	$585	$483	$102
Computer equipment and software	2,469	1,433	1,036
Furniture and equipment	361	227	134

	$3,415	$2,143	$1,272

As at December 31, 2011
Leasehold improvements	$589	$402	$187
Computer equipment and software	2,986	1,487	1,499
Furniture and equipment	530	447	83

	$4,105	$2,336	$1,769

The Company purchased furniture and equipment totaling $403 during 2012 (2011 – $1,907). During 2012, the Company disposed of furniture and equipment with a cost and accumulated amortization totaling $1,092 and $1,091, respectively.

6.	PATENTS

2012 Financial Results	13

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Cost	Accumulated Amortization	Net Book Value
As at December 31, 2012
Patents and other intangibles	$222,574	$105,728	$116,846

As at December 31, 2011
Patents and other intangibles	$199,898	$81,253	$118,645

The Company purchased patents and other intangibles totaling $22,676 during 2012 (2011 – $26,964) and recorded amortization expense of $24,794 (2011 – $21,645).

The estimated future amortization expense of patents as of December 31, 2012 was as follows:

Year ending December 31:	Amount
2013	$25,337
2014	24,921
2015	24,560
2016	17,394
2017	6,720

$98,932

7.	GOODWILL

At December 31, 2012 and 2011, the fair value of the reporting unit exceeded its carrying value. Accordingly, the Company determined that goodwill was not impaired and no further testing was performed.

8.	PATENT FINANCE OBLIGATION

On January 27, 2011, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The Company has accounted for the non-monetary transaction at fair value using the income approach to value the patents acquired. To estimate the fair value, the Company considered the estimated future royalties, related costs and applied a discount rate of 16.5%.

The obligation is based on the quarterly discounted payment stream of $688 and an effective interest rate of 4.75%. The current and long term portion of this obligation is reflected as follows:

	As at December 31, 2012	As at December 31, 2011
Patent finance obligation, due December 27, 2014	$5,217	$7,647
Current portion	(2,547)	(2,458)

	$2,670	$5,189

Principal repayments are expected to be as follows:

2012 Financial Results	14

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

2013	$2,547
2014	$2,670
2015 and thereafter	$—

9.	CONVERTIBLE DEBENTURES

On January 31, 2012, the Company repaid in cash the aggregate principal amount of the outstanding Debentures of CDN $228,456 and accrued and unpaid interest of CDN $5,445.

Debenture financing costs for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011

Accretion of debt discount	$(25,175)	$(41,737)
Financing costs	(1,746)	(4,195)
Foreign exchange loss on debenture	(4,217)	—
Extinguishment of conversion feature	—	66,679

	$(31,138)	$20,747

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2012	As at December 31, 2011
Trade payables	$7,655	$2,419
Accrued compensation	2,198	2,609
Accrued legal costs	2,513	278
Dividends	4,272	3,041
Success fee obligation	4,401	12,774
Accrued other	1,367	1,048

	$22,406	$22,169

The due to related party was a one-time payment of $7,102 for the incentive buy-out to extinguish the Chief Executive Officer’s contracted right to 2% of gross revenues that had been earned, resulting from the amendment of his employment agreement. The related party transaction was measured at the exchange amount and is not repayable.

The success fee obligation is pursuant to the Company’s engagement with a law firm for which the law firm is entitled to a percentage of proceeds actually received from certain license agreements signed by the Company related to certain litigation matters the law firm was representing the Company. Should the Company collect these

2012 Financial Results	15

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

amounts as contemplated in the agreements, the law firm will be entitled to the entire success fee of $27,986. The current and long term portion of this liability is reflected as follows:

	As at December 31, 2012	As at December 31, 2011
Success fee obligation	$15,301	$27,986
Current portion	(4,401)	(12,774)

	$10,900	$15,212

11.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at December 31, 2012	As at December 31, 2011
Common shares	121,540,562	123,236,813
Securities convertible into common shares
Stock options	8,185,949	8,821,980
Deferred stock units (DSUs)	79,792	73,658

	129,806,303	132,132,451

As at December 31, 2011, no preferred shares or special preferred shares were issued or outstanding.

c)	Common Shares

2012 Financial Results	16

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Number	Amount
December 31, 2010	109,722,975	$355,709

Issued on exercise of stock options	2,599,738	6,086
Issued on sale of shares under Employee Share Purchase Plan	41,800	182
Issued on sale of shares in January 2011	11,400,000	71,992
Repurchased under normal course issuer bid	(527,700)	(2,871)
Transfer to additional paid in capital pursuant to normal course issuer bid	—	1,003
Transfer from additional paid-in capital on exercise of options	—	3,095
Tax benefit related to share issuance costs	—	1,410

December 31, 2011	123,236,813	$436,606

Issued on exercise of stock options	1,173,249	3,078
Transfer from additional paid-in capital on exercise of options	—	1,514
Issued on sale of shares under Employee Share Purchase Plan	55,600	231
Repurchased under normal course issuer bid	(2,925,100)	(10,362)

December 31, 2012	121,540,562	$431,067

During the year ended December 31, 2011, the Company raised net proceeds of $71,992 (CDN $72,104) (gross proceeds of $76,181 or CDN $75,240) through the sale of 11,400,000 common shares by way of short form prospectus. The financing was priced at $6.68 per common share (CDN $6.60 per common share).

The Company paid quarterly cash dividends as follows:

	2012		2011
	Per Share	Total	Per Share	Total
1st Quarter	$0.025	$3,041	$0.0125	$1,314
2nd Quarter	0.030	3,679	0.0250	3,107
3rd Quarter	0.030	3,663	0.0250	3,148
4th Quarter	0.035	4,234	0.0250	3,099

	$0.120	$14,617	$0.0875	$10,668

The Company declared quarterly dividends as follows:

	2012	2011
1st Quarter	$0.030	$0.025
2nd Quarter	0.030	0.025
3rd Quarter	0.035	0.025
4th Quarter	0.035	0.025

2012 Financial Results	17

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On December 13, 2011, the Company received regulatory approval to make a normal course issuer bid (the “2011 NCIB”) through the facilities of the TSX. Under the 2011 NCIB, the Company was permitted to purchase up to 6,183,347 common shares. The 2011 NCIB commenced on December 15, 2011 and was completed on March 3, 2012. The Company repurchased 1,975,100 common shares under the 2011 NCIB during the three months ended March 31, 2012 for a total of $10,836.

On March 13, 2012, the Company received regulatory approval to make a normal course issuer bid (the “2012 NCIB”) through the facilities of the TSX. Under the 2012 NCIB, the Company is permitted to purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2012 and was completed on December 13, 2012. The Company repurchased 950,000 common shares under the 2012 NCIB for a total of $4,893.

d)	Stock Options

WiLAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 246,348 and under the Employee Purchase Plan limited to 360,800. The options vest at various times ranging from immediate vesting on grant to vesting over a three to four year period. Options generally have a six year life.

Option activity for the years ended December 31, 2012 and 2011 was as follows:

		Price per Share			Exercisable Options
	Number of Options	Price Range		Weighted Average	Number	Weighted Average	Remaining Life-Years
December 31, 2010	6,843,217	$0.72	$5.62	$2.87	3,185,513	$2.49	2.54

Granted	4,871,500	5.34	7.09	5.77
Exercised	(2,599,738)	0.72	5.01	2.30
Forfeited	(292,999)	1.88	5.52	4.13

December 31, 2011	8,821,980	$0.72	$7.09	$4.60	2,657,192	$3.12	3.42

Granted	1,660,614	4.94	5.05	5.02
Exercised	(1,173,249)	1.88	5.01	2.63
Forfeited	(1,123,396)	1.42	7.09	5.59

December 31, 2012	8,185,949	$1.42	$7.09	$4.83	3,637,490	$4.21	3.55

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	2012	2011
Risk free interest rate	1.3%	1.9%
Volatility	49%	55%
Expected option life (in years)	3.6	3.6
Dividend yield	2.1%	1.2%
Forfeiture rate	9.4%	8.8%

2012 Financial Results	18

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The weighted average fair value per option granted during the year ended December 31, 2012 was CDN $1.65 (2011 – CDN $2.32).

The intrinsic value of options exercised was $2,966 for the year ended December 31, 2012 (2011 – $11,019). Intrinsic value is the total value of exercised options based on the price of the Company’s common shares at the time of the exercise less the proceeds received from the employees to exercise the options.

The intrinsic value of the exercisable options was $2,989 as at December 31, 2012.

The total fair value of options vested was $4,266 for the year ended December 31, 2012.

As of December 31, 2012, there was $6,260 of total unrecognized stock-based compensation costs, net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plan. This cost is expected to be recognized over a weighted average period of 1.89 years.

Details of the outstanding options at December 31, 2012 are as follows:

Range of Exercise Prices		Outstanding Options at December 31, 2012	Remaining Term of Options in Years	Weighted Average	Exercisable Options at December 31, 2012	Weighted Average
$—	$1.00	—	—	$—	—	$—
1.01	2.00	459,763	1.28	1.87	459,763	1.87
2.01	3.00	780,851	2.78	2.51	780,851	2.51
3.01	4.00	64,821	3.62	3.39	42,215	3.39
4.01	7.09	6,880,514	4.58	5.30	2,354,661	5.24

$1.42	$7.09	8,185,949	4.21	$4.83	3,637,490	$4.21

Stock-based compensation expense for the year ended December 31, 2012 was $3,894 (2011 – $4,228). The following provides a summary of the stock-based compensation expense for the years ended December 31, 2012 and 2011:

	2012	2011
Cost of revenue	$940	$748
Research and development	359	737
Marketing, general and administration	2,595	2,743

	$3,894	$4,228

During the year ended December 31, 2012, 1,123,396 stock options were cancelled as they related to former employees.

e)	Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option.

DSUs issued and outstanding as at December 31, 2012 were 79,792 (2011 – 73,658). The liability recorded in respect of the outstanding DSUs was $366 as at December 31, 2012 (2011 – $427). The change in the liability is recorded as compensation expense.

During the year ended December 31, 2012, 6,134 DSUs were granted to certain directors in lieu of cash for their quarterly fees earned during the year ended December 31, 2012.

2012 Financial Results	19

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

f)	Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. The liability recorded in respect of the vested RSUs was $1,156 as at December 31, 2012 (2011– $1,276). The change in the liability is recorded as compensation expense.

RSU activity for the years ended December 31, 2012 and 2011 was as follows:

Number of RSUs
December 31, 2010	467,120

Granted	342,750
Settled	(168,512)
Forfeited	(81,612)

December 31, 2011	559,746

Granted	274,900
Settled	(235,879)
Forfeited	(75,581)

December 31, 2012	523,186

During the year ended December 31, 2012, 75,581 RSUs (2011 – 81,612) were cancelled as they related to former employees.

g)	Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	2012	2011
Basic weighted average common shares outstanding	121,451,967	122,741,326
Effect of options	—	2,258,318

Diluted weighted average common shares outstanding	121,451,967	124,999,644

The effect of options totaling 987,893 for fiscal 2012, were anti-dilutive.

2012 Financial Results	20

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

12.	FINANCIAL INSTRUMENTS

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable and loan receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

The Company’s exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Two licensees accounted for more than 10% of revenues from royalties for the twelve months ended December 31, 2012 (for the twelve months ended December 31, 2011 – one licensee). Management does not believe that there is significant credit risk arising from any of the Company’s licensees for which revenue has been recognized. However, should one of the Company’s major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2012, one licensee accounted for 10% or more of total accounts receivable (December 31, 2011 – two licensees).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2012:

Current	$960
Past due 1 – 30 days	39
Past due 31 – 60 days	51
Past due 61 – 90 days	—
Over 91 days past due	282
Less allowance for doubtful accounts	(193)

Total accounts receivable	$1,139

2012 Financial Results	21

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, approximately $101 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2012, the Company had a provision for doubtful accounts of $193 (2011 – $25) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2012, the Company had cash and cash equivalents and short-term investments of $176,863, credit facilities of $8,000 and accounts receivable of $1,139 available to meet its obligations.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, increases in the value of the Canadian dollar relative to the US dollar have had a negative impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 16% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. The recent increases in the value of the Canadian dollar relative to the US dollar have had a positive impact on WiLAN’s Canadian dollar denominated cash and cash equivalents, and short-term investments.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

2012 Financial Results	22

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

As of December 31, 2012, the Company did not have any forward foreign exchange contracts.

13.	COMMITMENTS AND CONTINGENCIES

a)	Litigation

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

b)	Operating lease

The Company has lease agreements for office space and equipment with terms extending to 2016. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2013	$583
2014	515
2015	492
2016	246
2017 and thereafter	—

$1,836

c)	Other

As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed $4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

2012 Financial Results	23

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

14.	RESTRUCTURING CHARGES

During June 2012, the Company undertook a workforce reduction which resulted in a restructuring charge of $418. The components of the charge included $300 for severance, benefits and other costs associated with the termination of the affected employees, and $118 for lease obligations. In addition, the Company wrote-off $209 of assets related to this workforce reduction which was included in marketing, general and administration expense.

The following table summarizes details of the Company’s restructuring charges and related reserves:

Description	Workforce Reduction	Lease Obligation	Total
Charges	$300	$118	$418
Cash payments	(300)	(21)	(321)

Balance of provision as at December 31, 2012	$—	$97	$97

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011
Net interest paid (received) in cash, included in operations	$4,151	$(1,994)
Taxes paid	3,182	2,746
Patents acquired under deferred financing arrangement	—	7,647

2012 Financial Results	24

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com